

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2012

<u>Via E-mail</u>
Gary G. Friedman
Chairman and Co-Chief Executive Officer
Restoration Hardware Holdings, Inc.
15 Koch Road, Suite J
Corte Madera, CA 94925

> **Re: Restoration Hardware Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 25, 2012**
> **File No. 333-176767**

Dear Mr. Friedman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your indication in your cover letter and related disclosure that you believe you qualify as an "emerging growth company." Considering it appears that the first sale of Restoration Hardware's common equity securities pursuant to an effective registration statement occurred before December 8, 2011, we do not believe you are eligible to qualify as an emerging growth company, as defined in Section 101(d) of the Jumpstart Our Business Startups Act. In this regard, we consider you to be Restoration Hardware's successor. Please revise your registration statement accordingly. Refer to Question 24 of the Generally Applicable Questions on Title I of the Jumpstart Our Business Startups Act.

2. Also, please tell us whether you relied upon Section 5(d) of the Securities Act to provide potential investors that are qualified institutional buyers or institutional accredited investors any written materials. Similarly, please also tell us whether any

research reports about you have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 1

Our Company, page 1

3. We note your references in this section and in the "Our Competitive Strengths" section on page 2 to market share gains and to continuing to "rapidly grow [y]our market share." Please disclose the basis for these statements and any recent increases in market share, with a view to explaining to investors how your market share has changed in recent periods. Please also disclose the basis for your statement regarding your "superior sales growth."

4. Please explain what you mean by the statement that your brand is "disrupting" the current home furnishings market and describe the impact on the home furnishings market of any such disruption. Please also provide the basis for your statement that your "ability to innovate, curate and integrate products, categories, services and businesses with a completely authentic and distinctive point of view" is "unique."

Our Growth Strategy, page 3

Transform Our Real Estate Platform, page 3

5. Please disclose the basis for your belief that you have the opportunity to double your selling square footage in the U.S. and Canada over the next 7 to 10 years, including whether the basis for this belief is attributable to any third-party research or to management's internal estimates. If the statement is based upon management's belief, please include an explanation for the basis of such belief. If the information is based upon third-party research, please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus.

Expand Our Offering and Increase Our Market Share, page 3

6. We note the disclosure at the top of page 4 that you plan to test "new business opportunities such as Art & Culture and Hospitality." In an appropriate place in your prospectus, please briefly describe these lines of business. If the "Hospitality" business to which you refer on page 4 is different from the contract business that serves hospitality clients to which you refer on page 88, please differentiate as appropriate.

The Offering, page 10

Voting Rights, page 10

7. In this section or the Description of Capital Stock section, please briefly describe the circumstances in which the law requires holders of your Class A and Class B common stock to vote separately.

Capitalization, page 43

8. Refer to comment 31 of your response letter dated October 21, 2011. As previously requested, please revise footnote 2 to disclose the amount of unrecognized compensation expense related to the unvested restricted shares of your common stock that will be issued under the Replacement Plan. Please separately disclose the amount of expense associated with your unvested restricted shares of Class B common stock.

9. We note you plan to issue options to purchase shares in connection with this offering to your Co-Chief Executive Officers at an exercise price yet to be determined. Please disclose the amount of any compensation expense that will be associated with these options.

Selected Historical Consolidated Financial and Operating Data, page 47

10. Refer to footnote 10 on page 49 where you state you use Adjusted EBITDA "to make budgeting decisions." Please expand your disclosure to specify the nature of the budgets that you use Adjusted EBITDA. If you are using Adjusted EBITDA as a liquidity measure, please tell us how your presentation complies with Item 10(e) of Regulation S-K or revise as necessary. In this regard your reconciliation from EBITDA to Adjusted EBITDA includes numerous recurring items that require cash settlement.

11. Please expand your tabular presentation of Other Financial and Operating Data to include cash flows from operating, investing and financing activities for each period presented. Refer to Non-GAAP Financial Measures Compliance and Disclosure Interpretations Question 102.06.

Management's Discussion and Analysis, page 51

Fiscal 2011 Compared to Fiscal 2010, page 58

Net Revenues, page 58

12. Revise your disclosure to discuss the changes in the number of your retail stores. In this regard, explain the underlying reasons for the decrease in stores.

Gross Profit, page 58

13. We note the increase in your gross margin related to "improved product margins." Revise your disclosure to explain in further detail which products exhibited better product margins. In this regard, tell us what consideration you gave to disclosing the gross margin separately for furniture and non-furniture products.

Liquidity and Capital Resources, page 64

14. We note your response to comment 46 in our letter dated October 7, 2011 and your disclosure on page 64 regarding your planned capital expenditures for fiscal 2012. Please also disclose the sources(s) of such capital expenditures. Additionally, please briefly discuss the anticipated amount and source(s) of your future capital expenditures. Refer to Item 303(a)(2) of Regulation S-K. In this regard, we note your statement on page 3 that you have the opportunity to double your current selling square footage in the next 7-10 years.

15. Please expand your discussion to include the $12.4 million capital contribution adjustments to cash provided by operating activities of $17.1 million.

Stock-Based Compensation, page 71

16. Refer to comments 55 and 15 of your response letters dated October 21, 2011, and December 8, 2011, respectively. We re-issue our prior comments. Further, please reconcile for us the grants of time-based and performance-based units on page 73 to the amounts disclosed in footnote 11 beginning on page F-26. Lastly, tell us why the weighted average grant date fair value of your performance-based units decreased in fiscal 2011 from fiscal 2010.

Index to Consolidated Financial Statements, page F-1

17. Please update your financial statements for your first fiscal 2012 quarter. Refer to Rule 3-12 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Gavin Grover, Esq.
        Morrison & Forester LLP

        Stewart McDowell
        Gibson, Dunn & Crutcher LLP